Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS FOURTH QUARTER AND
FULL-YEAR 2010 RESULTS

- Fourth Quarter 2010 Revenues Increase 12% to a record $44.9 Million  -

 - 2010 Fiscal Year Revenues Increase 11% to a record $157.8 Million -

- 2010 Non-GAAP Net Income of $19.6 Million, or $0.64 Per Share, Equal to 2009 -

YOQNEAM, Israel, February 15, 2011 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the fourth quarter and twelve months ended December 31, 2010.

Worldwide revenues in the fourth quarter of 2010 were a record $44.9 million, a 12% increase from $40 million in the fourth quarter of 2009.  Revenues in the Americas region were $27.9 million, including revenues of $5.2 million from the Bravo pH Monitoring System and $4.0 million from sales of Sierra Scientific Instruments, which was acquired in April 2010.  In the same period in 2009 revenues in the Americas region were $24 million, including revenues of $4.4 million from Bravo.  Revenues in the EMEA region were $11.7 million including $2.0 million from Sierra products.  In the same period in 2009, EMEA revenues were $11.3 million.  APAC revenues were $5.3 million in the fourth quarter of 2010 compared to $4.7 million in the same period in 2009.

Worldwide PillCam SB sales amounted to 57,900 capsules in the fourth quarter of 2010, compared to 60,800 in the same period last year.  PillCam SB sales in the Americas region were 36,900 in the fourth quarter of 2010 compared to 38,400 in the same period last year.  PillCam SB sales in the EMEA region were 14,100 compared to 15,900 in the fourth quarter of 2009, while PillCam SB sales in the APAC region were 6,900 compared to 6,500 in the same period in 2009.

Gross margin on a non-GAAP basis in the fourth quarter of 2010 was 77.7 percent, compared to 76.6 percent in the same period in 2009. On a GAAP basis, gross margin for the quarter was 77.2 percent.  On a non-GAAP basis, net income for the fourth quarter of 2010 was $5.8 million, or $0.19 per share on a fully diluted basis, compared to net income of $6.4 million, or $0.21 per share on a fully diluted basis in 2009.  On a GAAP basis, net income for the fourth quarter of 2010 was $3.2 million, or $0.11 per share, compared to $5.4 million, or $0.17 per share in the same quarter of last year.  A reconciliation of GAAP results to non-GAAP results is attached.

Net cash provided by operating activities in the fourth quarter was $8.7 million, compared to $6.7 million in the fourth quarter of 2009.

Supplemental fourth quarter data can be found at www.givenimaging.com in the Investor Relations section.

“Fiscal year 2010 was very productive for Given Imaging.  We grew revenues by 11 percent, reflecting solid growth in all three of our operating regions: the Americas, EMEA and Asia-Pacific.  Sales of our flagship PillCam SB in the U.S. were relatively stable despite a more than 10 percent drop in overall GI procedures last year. We benefited from strong sales of our upper GI products including Bravo, which grew by 24% compared to 2009 to $18.6 million, and Sierra, which contributed nearly $18 million to our top line since acquiring this company last April.  Our ongoing focus on lowering operational costs proved successful resulting in a record non-GAAP gross margin for the year of 77.4%, and we once again achieved a solid level of profitability.  In addition, we generated record cash flow from operating activities of almost $31 million, reflecting the overall strength of our business,” said Homi Shamir, president and CEO, Given Imaging.

“Following our record fourth quarter we enter 2011 as the global leader in specialty GI diagnostics products poised to expand the market for our existing product line and launch several exciting new products.  We are cautiously optimistic that the market for GI medical procedures in the U.S. will begin to recover leading to renewed growth of our PillCam SB business, and we anticipate accelerating growth in the rest of the world.  We are laser-focused on developing the market for PillCam COLON 2 outside the U.S., and look forward to beginning the U.S. pivotal clinical trial for this product soon after receiving IDE approval from the FDA.”

Mr. Shamir concluded: “Reflecting our commitment to the PillCam COLON 2 program in support of the U.S. pivotal study, as well as smaller trials in Japan and Europe, we plan to increase our R&D investment by 15 to 20 percent compared to 2010, which is reflected in our 2011 earnings per share guidance.”

Fiscal Year 2010 Revenue Analysis

For the year ended December 31, 2010, revenues increased by 11% to $157.8 million, compared to $141.8 million in the same period of 2009.  2010 revenues include Sierra product revenues of $17.9 million, or 11% of total revenues. Bravo pH Monitoring System revenues were $18.6 million in 2010, representing 12% of total revenues.

Revenues in the Americas region increased by 11% for the year ended December 31, 2010 to $99.7 million compared to $89.7 million in 2009.  Sales in the Americas region included $17.1 million from sales of Bravo, compared to $15 million in 2009.  Sierra product sales in the Americas region since the acquisition were $11.2 million. Sales in the EMEA region were $40.2 million, compared to $38.4 million in the same period in 2009 and included $5.3 million and $1.4 million in sales from Sierra products and Bravo, respectively.  Revenues in the APAC region were $17.2 million, an increase of 26% from $13.6 million last year.

On a non-GAAP basis, gross profit margin for the year was 77.4% compared to 76.6% in 2009.  On a GAAP basis, gross profit margin for 2010 was 76.2%, as compared to 76.6% in 2009.  On a GAAP basis, net income for 2010 was $8.5 million, or $0.28 per share on a fully diluted* basis, compared to $14.3 million, or $0.47 per share on a fully diluted basis in 2009.  On a non-GAAP basis, net income for 2010 remained flat at $19.6 million, or $0.64 per share on a fully diluted* basis, compared to $19.5 million or $0.64 per share in the same period in 2009.

Cash and cash equivalents, short-term investments and marketable securities at December 31, 2010 increased to $90.5 million. Net cash provided by operating activities was $30.8 million compared to $24.2 million in 2009.

2011 Guidance

Taking into account the uncertainty that marks today’s global economy as well as our increased investment to support several  PillCam Colon clinical trials, the company anticipates that GAAP earnings per share will be between $0.35 - $0.40.   Non-GAAP earnings per share is expected to be between $0.65 – $0.70. The Company expects that 2011 revenues will be between $165 million and $173 million.

Recent Developments

PillCam SB

•
The Brazilian Medical Association recently issued a reimbursement code for PillCam SB capsule endoscopy.  Approximately 9.1 million of Brazil’s 44.3 million privately insured citizens are currently covered for the PillCam SB procedure and the company believes coverage for the remaining 35.2 million privately insured individuals will be fully implemented by the latter part of 2011.

•
Germany’s Ministry of Health recently announced its intent to create an outpatient reimbursement code for PillCam® SB capsule endoscopy for obscure gastrointestinal bleeding. The declaration begins a 12 to15-month process for establishing a medical code, after which the 73 million Germans covered by the public health system, or about 90 percent of the entire German population, will have access to the PillCam SB procedure, with full reimbursement under the German statutory health insurance system.

PillCam COLON 2

•
Germany’s Institute for Reimbursement in Hospitals has published the 2011 update of the Diagnosis Related Group (DRG) Codes which includes an inpatient reimbursement pathway for PillCam COLON capsule endoscopy.  This went into effect on January 1, 2011 and covers any publicly insured individual, or approximately 90 percent of the German population.

•
In January, Given Imaging initiated a small study in the United States for PillCam COLON 2 to confirm the optimal procedures and logistics to be used in the pivotal trial to help support the Company's planned 510(k) submission to the U.S. Food and Drug Administration (FDA).

_________________________

* Based on fully diluted shares of 30,525,654 at Dec 31, 2010, and 30,423,162 at Dec 31, 2009.

Bravo

•
The FDA and the Canadian government cleared use of the Bravo pH Monitoring System in patients four years of age and older.  The Bravo pH Monitoring System was previously indicated for individuals 18 years and older in both countries.

Upcoming Events

Given Imaging management will present at the following upcoming investor conferences:

•	February 23 - The Lazard Capital Markets Medical Device Conference taking place in Snowbird, Utah.

•	March 3 - The RBC Healthcare Conference taking place in New York. Homi Shamir, President and CEO will present at 2:30pm ET.

Conference Call / Webcast Information

U.S. Call / Webcast
The company will host a conference call in English at 9:00 am ET on Wednesday, February 16, 2011. To participate in this teleconference, please dial 888-631-3389 fifteen minutes before the conference is scheduled to begin. Callers outside of the U.S. should dial 913-312-1520. The call will also be webcast live at www.givenimaging.com.  A replay of the call will be available for two weeks on the company's website, or until March 2, 2011 by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 5242909.

Hebrew Call
A separate conference call in Hebrew will take place on February 16, 2011 at 2:00 pm Israel time, 7:00 am ET. To access this call, please dial +972 3 918 0609 ten minutes before the conference is scheduled to begin. A replay of the call will be available from February 16 until February 18 by dialing +972 3 925 5901.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing state-of-the art, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy uses miniature video cameras in a capsule, wireless technology, and advanced software to provide physicians with clear images of the small intestine via PillCam® SB and the esophagus through PillCam® ESO. The PillCam® COLON video capsule, which is an investigational device in the U.S., is designed to visualize the colon. Given Imaging's other capsule products include the Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). In April 2010, Given Imaging acquired Sierra Scientific Instruments, the leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, and Hong Kong. For more information, please visit www.givenimaging.com.

Use of Non-GAAP Measures
This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "will," "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) the availability of reimbursement or other forms of funding for our products from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Three Months Ended December 31, 2009 and 2010
(Unaudited, dollars in thousands)

		Research	Selling	General		Tax
	Gross	And	And	And	Other	Expense
	Profit	Development	Marketing	Admin	Expenses	(Benefit)	Total

Three month period
ended December 31, 2010
Compensation expenses	$-	$124	$564	$1,324	$-	$-	$2,012
Sierra PPA	237	-	81	395	-	(127)	586
Total	$237	$124	$645	$1,719	$0	$(127)	$2,598

Three month period
ended December 31, 2009

Compensation expenses	$-	$(29)	$110	$1,309	$-	$-	$1,390
Impairment of Goodwill	-	-	-	-	483	-	483
Tax benefit	-	-	-	-	-	(857)	(857)
Total	$0	$(29)	$110	$1,309	$483	$(857)	$1,016

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Twelve Months Ended December 31, 2009 and 2010
(Unaudited, dollars in thousands)

		Research	Selling	General		Tax
	Gross	And	And	And	Other	Expense
	Profit	Development	Marketing	Admin	Expenses	(Benefit)	Total
Twelve month period
ended December 31, 2010
Compensation expenses	$-	$428	$1,557	$6,497	$-	$-	$8,482
Sierra acquisition expenses	-	-	-	686	-	-	686
Sierra PPA	1,982	-	245	645	-	(888)	1,984
Total	$1,982	$428	$1,802	$7,828	$0	$(888)	$11,152

Twelve month period
ended December 31, 2009
Compensation expenses	$-	$257	$1,619	$5,392	$-	$-	$7,268
Impairment of Goodwill	-	-	-	-	483	-	$483
Tax (benefit)	-	-	-	-	-	(2,608)	(2,608)
Total	$0	$257	$1,619	$5,392	$483	$(2,608)	$5,143

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the Three months ended December 31, 2010 and 2009
Condensed, in thousands except share and per share data

		Q4 2010			Q4 2009
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$44,920	-	$44,920	$40,040	-	$40,040
Cost of revenues	(10,232)	237	(9,995)	(9,379)	-	(9,379)

Gross profit	34,688	237	34,925	30,661		30,661
Gross profit as a % of revenues	77.2%	-	77.7%	76.6%		76.6%

Operating expenses
Research and development, net	(5,643)	124	(5,519)	(4,211)	(29)	(4,240)
Sales and marketing	(18,696)	645	(18,051)	(16,171)	110	(16,061)
General and administrative	(7,002)	1,719	(5,283)	(4,898)	1,309	(3,589)
Other, net	(299)	-	(299)	(889)	483	(406)

Total operating expenses	(31,640)	2,488	(29,152)	(26,169)	1,873	(24,296)

Operating profit	3,048	2,725	5,773	4,492	1,873	6,365
Operating profit as a % of revenues	6.8%		12.9%	11.2%		15.9%

Financing income ,net	909	-	909	308	-	308

Profit before taxes on income	3,957	2,725	6,682	4,800	1,873	6,673
Income tax benefit (expense)	(799)	(127)	(926)	382	(857)	(475)

Net Profit	3,158	2,598	5,756	5,182	1,016	6,198

Net loss attributable to non-controlling interest	45	-	45	187	-	187

Net profit attributable to shareholders	$3,203	$2,598	$5,801	$5,369	$1,016	$6,385
Net profit attributable to shareholders as a % of revenues	7.1%		12.9%	13.4%		15.9%
Earnings per share
Basic Earnings attributable to shareholders per Ordinary Share	$0.11	$0.08	$0.19	$0.18	$0.04	$0.22

Diluted Earnings attributable to shareholders per Ordinary Share	$0.11	$0.08	$0.19	$0.17	$0.03	$0.21

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the nine months ended September 30, 2010 and 2009
Condensed, in thousands except share and per share data

		YTD 2010			YTD 2009
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$157,809	-	$157,809	$141,763	-	$141,763
Cost of revenues	(37,629)	1,982	(35,647)	(33,145)	-	(33,145)

Gross profit	120,180	1,982	$122,162	108,618	-	108,618
Gross profit as a % of revenues	76.2%		77.4%	76.6%		76.6%

Operating expenses
Research and development, net	(20,218)	428	(19,790)	(16,733)	257	(16,476)
Sales and marketing	(67,114)	1,802	(65,312)	(61,428)	1,619	(59,809)
General and administrative	(25,138)	7,828	(17,310)	(18,919)	5,392	(13,527)
Other, net	(759)	-	(759)	(1,220)	483	(737)

Total operating expenses	(113,229)	10,058	(103,171)	(98,300)	7,751	(90,549)

Operating profit	6,951	12,040	18,991	10,318	7,751	18,069
Operating profit as a % of revenues	4.4%		12.0%	7.3%		12.7%

Financing income, net	2,599	-	2,599	1,584	-	1,584

Profit before taxes on income	9,550	12,040	21,590	11,902	7,751	19,653
Income tax benefit (expense)	(1,362)	(888)	(2,250)	1,542	(2,608)	(1,066)

Net Profit	8,188	11,152	19,340	13,444	5,143	18,587

Net loss attributable to non-controlling interest	290	-	290	891	-	891

Net profit attributable to shareholders	$8,478	$11,152	$19,630	$14,335	$5,143	$19,478
Net profit attributable to shareholders as a % of revenues	5.4%		12.4%	10.1%		13.7%

Earnings per share
Basic Earnings attributable to shareholders per Ordinary Share	$0.29	$0.37	$0.66	$0.49	$0.18	$0.67

Diluted Earnings attributable to shareholders per Ordinary Share	$0.28	$0.36	$0.64	$0.47	$0.17	$0.64

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

	December 31,
	2010	2009
Assets

Current assets
Cash and cash equivalents	$34,619	$46,458
Short-term investments	51,973	31,736
Accounts receivable:
Trade, net	27,862	24,742
Other	4,291	3,799
Inventories	19,076	17,302
Advances to suppliers	441	534
Deferred tax assets	1,638	2,207
Prepaid expenses	1,585	1,036

Total current assets	141,485	127,814

Deposits	1,212	1,062

Assets held for employees’ severance payments	6,393	4,968

Marketable securities	3,873	16,956

Long-term inventory	5,626	6,015

Fixed assets, less accumulated depreciation	13,709	13,843

Deferred tax assets	-	192

Intangible assets less accumulated amortization	25,813	11,284

Goodwill	24,089	3,586

Total Assets	$222,200	$185,720

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In thousands except share data).

	December 31,
	2010	2009
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$168	$145
Accounts payable:
Trade	9,125	6,789
Other	26,065	20,060
Deferred revenue	788	234

Total current liabilities	36,146	27,228

Long-term liabilities
Obligation under capital lease	244	356
Liability in respect of employees’ severance payments	7,151	5,530
Deferred tax liabilities	5,871	-
Total long-term liabilities	13,266	5,886

Total liabilities	49,412	33,114

Commitments and contingencies

Equity
Shareholders` equity:
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2010 and 2009,
29,829,277 and 29,370,972 shares issued and fully
paid as of December 31, 2010 and 2009, respectively)	350	345
Additional paid-in capital	194,899	182,203
Capital reserve	2,051	2,166
Accumulated other comprehensive income	95	399
Accumulated deficit	(24,707)	(33,185)
Shareholders` equity	172,688	151,928
Non-controlling interests	100	678
Total equity	172,788	152,606

Total liabilities, shareholders’ equity and non-controlling
interests	$222,200	$185,720

Given Imaging Ltd. and its Subsidiaries

Consolidated Statements of Operations
(In thousands except share and per share data)

	Year ended December 31,
	2010	2009	2008

Revenues	$157,809	$141,763	$125,108
Cost of revenues	(37,629)	(33,145)	(33,001)

Gross profit	120,180	108,618	92,107

Operating expenses
Research and development, gross	(21,695)	(17,842)	(15,126)
In-process research and development acquired
in a business combination	-	-	(4,700)
	(21,695)	(17,842)	(19,826)
Government grants	1,477	1,109	1,530
Research and development, net	(20,218)	(16,733)	(18,296)

Sales and marketing	(67,114)	(61,428)	(60,902)
General and administrative	(25,138)	(18,919)	(19,320)
Termination of marketing agreement	-	-	5,443
Other, net	(759)	(1,220)	(867)

Total operating expenses	(113,229)	(98,300)	(93,942)

Operating profit (loss)	6,951	10,318	(1,835)

Financial income, net	2,599	1,584	4,004

Profit before taxes on income	9,550	11,902	2,169

Income tax benefit (expense)	(1,362)	1,542	(250)

Net Profit	8,188	13,444	1,919

Net loss attributable to non-controlling interest	290	891	2,087

Net profit attributable to shareholders	$8,478	$14,335	$4,006

Earnings per share:

Basic Earnings per Ordinary Share	$0.29	$0.49	$0.14

Diluted Earnings per Ordinary Share	$0.28	$0.47	$0.13

Weighted average number of Ordinary
Shares used to compute basic Earnings
per Ordinary Share	29,670,842	29,281,897	29,254,035
Weighted average number of Ordinary
Shares used to compute diluted Earnings
per Ordinary Share	30,525,654	30,423,162	30,798,360

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net profit	$8,188	$13,444	$1,919

Adjustments required to reconcile net profit to net cash
provided by operating activities:

Depreciation and amortization	7,662	6,096	5,183
In-process research and development	-	-	4,700
Goodwill impairment	20	483	406
Deferred tax assets	761	(1,221)	172
Deferred tax liabilities	(888)	-	-
Stock based compensation	8,482	7,268	6,918
Loss from disposal of long term assets	739	714	473
Other	304	(144)	148
Decrease (increase) in accounts receivable – trade	560	(3,069)	1,642
Decrease (increase) in other accounts receivable	(488)	863	5,723
Decrease (increase) in prepaid expenses	(23)	595	(342)
Decrease (increase) in advances to suppliers	93	3,006	(3,350)
Decrease (increase) in inventories	2,331	(4,386)	(2,971)
Increase (decrease) in accounts payable	3,389	1,819	(3,287)
Increase (decrease) in deferred revenue	554	(1,289)	(7,856)
Net cash provided by operating activities	31,684	24,179	9,478

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(5,056)	(4,794)	(6,300)
Purchase of fixed assets, intangible assets, and goodwill in a
business combination	-	-	(16,660)
Deposits, net	(6)	34	(192)
Acquisition of Sierra, net of cash acquired (1)	(34,709)
Proceeds from sale and maturity of marketable securities and
short term investments	29,352	38,085	67,743
Proceeds from sales of fixed assets	-	-	61
Investments in marketable securities	(36,968)	(27,410)	(61,986)
Net cash provided by (used in) investing activities	(47,387)	5,915	(17,334)

Cash flows from financing activities:
Principal payments on capital lease obligation	(143)	(131)	(120)
Proceeds from the issuance of Ordinary Shares	4,219	954	252
Dividend distribution	-	(15,799)	-
Purchase of shares from a non-controlling shareholder in a subsidiary	(403)	(382)	-
Issuance of shares by a consolidated company	-	-	2,288
Net cash provided by (used in) financing activities	3,673	(15,358)	2,420

Effect of exchange rate changes on cash and cash equivalents	191	25	30
Increase (decrease) in cash and cash equivalents	(11,839)	14,761	(5,406)
Cash and cash equivalents at beginning of year	46,458	31,697	37,103
Cash and cash equivalents at end of year	$34,619	$46,458	$31,697

Supplementary cash flow information:

Income taxes paid	$234	$877	$259